UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                 SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934


                               (Amendment No. 1)*


                       Canterbury Park Holding Corporation
       -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                  13811E-10-1
                      ----------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2/92)              Page 1 of 5 pages

CUSIP No. 13811E-10-1                 13G                 Page 2 of 5 Pages


 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Perkins Capital Management, Inc.
           IRS ID No.: 41-1501962


 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /__/
                                               (b) /__/
 3    SEC USE ONLY


 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           730 East Lake Street, Wayzata, MN  55391-1769

                5    SOLE VOTING POWER
 NUMBER OF                           105,000

  SHARES             6     SHARED VOTING POWER
                                0
BENEFICIALLY

  OWNED BY           7     SOLE DISPOSITIVE POWER
                                 500,500
   EACH

 REPORTING

  PERSON             8     SHARED DISPOSITIVE POWER
                                0
   WITH


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     500,500

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     17.0%

12    TYPE OF REPORTING PERSON*

                     IA


SEC 1745 (2/92)              Page 2 of 5 pages

CUSIP No. 13811E-10-1                 13G                 Page 3 of 5 Pages


Item 1.
      (a)       Name of Issuer
                Canterbury Park Holding Corporation

      (b)       Address of Issuer's Principal Executive Offices
                1100 Canterbury Dr., Shakopee, MN 55379

Item 2.
      (a)       Name of Person Filing

                Perkins Capital Management, Inc.


      (b)       Address of Principal Business Office or, if none, Residence

                730 East Lake Street
                Wayzata, MN  55391-1769

      (c)       Citizenship

                Minnesota Corporation

      (d)       Title of Class of Securities

                Common Stock

      (e)       CUSIP Number

                13811E-10-1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) /__/       Broker or Dealer registered under Section 15 of the Act

      (b) /__/       Bank as defined in section 3(a)(6) of the Act

      (c) /__/       Insurance Company as defined in section 3(a)(19) of the act

      (d) /__/ Investment Company registered under section 8 of the Investment Company Act

      (e) /X_/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940






SEC 1745 (2/92)              Page 3 of 5 pages

CUSIP No. 13811E-10-1                 13G                 Page 4 of 5 Pages





      (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

      (g) /__/       Parent Holding Company, in accordance with
                     240.13d-l(b)(ii)(G) (Note: See Item 7)

      (h) /__/       Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)       Amount Beneficially Owned
                The amount beneficially owned is 500,500 shares of common stock. This includes 203,000 shares of common owned by the clients of Perkins Capital Management, Inc., and 297,500 warrants, exercisable within 60 days, held for the clients of Perkins Capital Management, Inc.

      (b)       Percent of Class
                17.0%

      (c)       Number of shares as to which such person has:
           (i)   sole power to vote or to direct the vote
                     105,000
           (ii)  shared power to vote or to direct the vote
                     0
           (iii)     sole  power to  dispose  or to direct  the  disposition  of
                     500,500   common   shares   (includes    297,500   warrants
                     exercisable within 60 days)
           (iv)      shared power to dispose or to direct the disposition of
                           0

Item 5. Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company


SEC 1745 (2/92)              Page 4 of 5 pages

CUSIP No. 13811E-10-1                 13G                 Page 5 of 5 Pages


      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          December 5, 1996
                                ----------------------------------------

                                By      /s/ Bradley A. Erickson
                                ----------------------------------------
                                             Signature


                                Bradley A. Erickson, Vice President & COO
                                -----------------------------------------
                                             Name/Title





SEC 1745 (2/92)              Page 5 of 5 pages